                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                Garden.com, Inc.
                                ----------------
                                (Name of Issuer)

                       Common Shares, with $.01 par value
                       ----------------------------------
                         (Title of Class of Securities)


                                    365199108
                                    ---------
                                 (CUSIP Number)

                               M. Denise Kuprionis
                          312 Walnut Street, 28th Floor
                             Cincinnati, Ohio 45202
                                 (513) 977-3835
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1999
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                                Page 1 of 5 Pages
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CUSIP NO. 365199108                    13D                          Page 2 of 5

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The E. W. Scripps Company


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                                    7       SOLE VOTING POWER
                                               2,414,292
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                                -0-
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                       2,414,292
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                             -0-
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,414,292


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                        [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%

14       TYPE OF REPORTING PERSON

         CO


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CUSIP NO. 365199108                    13D                          Page 3 of 5

ITEM 1.           SECURITY AND ISSUER

                  This Section 13D relates to Common Stock, $.01 par value (the "COMMON STOCK"), of Garden.com, Inc., a Delaware corporation, the principal executive offices of which are located at 3301 Steck Ave., Austin, TX 78757 ("Garden.com").

ITEM 2.           IDENTITY AND BACKGROUND

                  The E. W. Scripps Company ("SCRIPPS") is a media company operating daily newspapers, network-affiliated broadcast television stations, cable television networks, and licensing and syndication businesses. Scripps is an Ohio corporation, with its principal executive office located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202.

                  Information regarding the directors of Scripps is provided below:

                  William R. Burleigh, a Director, is the Chairman and Chief Executive Officer of Scripps.

                  Kenneth W. Lowe, a Director, is the President and Chief Operating Officer of Scripps.

                  John H. Burlingame, a Director, is a Senior Partner in the law firm of Baker & Hostetler LLP.

                  Nackey E. Scagliotti, a Director, is President and Publisher of Neighborhood Publications, Inc.

                  Daniel J. Meyer, a Director, is the President, Chairman and Chief Executive Officer Milacron Inc.

                  Nicholas B. Paumgarten, a Director, is a Managing Director of J.P. Morgan & Co.

                  Charles E. Scripps, a Director, is the Chairman of the Executive Committee of Scripps.

                  Paul K. Scripps, a Director, is the Vice President/Newspapers of Scripps.

                  Edward W. Scripps, a Director, is the Vice President of Scripps Howard Foundation.

                  Ronald W. Tysoe, a Director, is the Vice Chairman, Finance and Real Estate of Federated Department Stores, Inc.

                  Julie A. Wrigley, a Director, is the President and Chief Executive Officer of Wrigley Investments, LLC

                  All of the persons named above are citizens of the United States.

                  Neither Scripps, nor any of its subsidiaries, nor any of the persons listed above has been convicted of any criminal offense (excluding traffic violations or similar misdemeanors) during the last five years.

                  Neither Scripps, nor any of its subsidiaries, nor any of the persons listed above has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final

CUSIP NO. 365199108                    13D                          Page 4 of 5

order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On May 7, 1997, Scripps Ventures, LLC, a Delaware limited liability company located at 200 Madison Avenue, 4th Floor, New York, New York 10016 and a subsidiary of Scripps ("SVL"), purchased 1,379,310 shares of Series C-1 Convertible Preferred Stock and 275,862 warrants to purchase Series C-1 Convertible Preferred Stock of Garden.com. On June 11, 1998 SVL purchased 277,142 shares of Series D Convertible Preferred Stock of Garden.com and on April 13, 1999, it purchased 58,540 shares of Series E Convertible Preferred Stock of Garden.com. General corporate funds of SVL were used to purchase these shares.

                  On May 24, 1999, Home & Garden Television ("HGTV"), a division of Scripps Howard Broadcasting Company ("SHBC"), a subsidiary of Scripps and an Ohio corporation located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202, purchased 699,300 shares of Series E Convertible Preferred Stock of Garden.com. General corporate funds of SHBC were used to purchase these shares.

                  On September 15, 1999, the date Garden.com completed its initial public offer, SVL converted its Convertible Preferred Stock into 1,714,992 shares of Common Stock and converted its warrants to purchase preferred shares into warrants to purchase 275,862 shares of Common Stock.

                  On September 15, 1999, SHBC converted its Convertible Preferred Stock into 699,300 shares of Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Scripps subsidiaries have acquired their shares of Common Stock for investment purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of April 30, 2000, Scripps, through its subsidiaries, beneficially owned the following shares of Common Stock:

                  Owner                     Number of Shares of Common Stock
                  -----                     --------------------------------

                  SVL                                1,714,992

                  SHBC                                 699,300

                  Scripps, through its subsidiaries, has the sole power to vote or direct the voting of, and the sole power to dispose of or to direct the disposition of, the number of shares set forth above.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.





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CUSIP NO. 365199108                    13D                          Page 5 of 5


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                                 THE E. W. SCRIPPS COMPANY



                                                 By: /s/ M. Denise Kuprionis
                                                 Name:  M. Denise Kuprionis
                                                 Title:    Secretary
Dated as of June 19, 2000.